

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION


05007126

8th April 2005

Securities and Exchange Commis:
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 5

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We submit a copy each of the following documents in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 8th April 2005; and

2. public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputra, a substantial shareholder - released on 8th April 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1-212 571 3050/ 3051/ 3052

lmp/rh/SC-ADR-Announcement/hd

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 08/04/2005 05:10:06 PM
Reference No SD-050405-0B5AD

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 150,000)

RHB Asset Management Sdn. Bhd.
(Acquisition of 6,700)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 16/03/2005	* 6,700	
Acquired	23/03/2005	150,000	

---

* Circumstances by reason of which change has occurred	:	**Purchase of shares by the EPF Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**338,347,805**
Direct (%)	:	**14.17**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**338,347,805**
* Date of notice	:	**25/03/2005**

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 29th March 2005.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 08/04/2005 05:10:07 PM
Reference No SD-050405-0B8F6

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address : Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : 434217-U
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 23/03/2005	* 30,000	

* Circumstances by reason of which change has occurred : Purchase of shares by the Company

File No. 82-4968

*	Nature of interest	:	**Direct**
	Direct (units)	:	**874,858,132**
	Direct (%)	:	**36.63**
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	**874,858,132**
*	Date of notice	:	**23/03/2005**

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 29th March 2005.



Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

5th April 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 4

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We submit a copy each of the following documents in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. public announcement in relation to the Proposed Scheme of Arrangement between Sime Darby Berhad, Tractors Malaysia Holdings Berhad ("Tractors") and the stockholders of Tractors other than Sime Darby Berhad under Section 176 of the Companies Act 1965 to privatise Tractors - released on 29th March 2005;

2. public announcement in relation to the resignation of Mr Michael Wong Kuan Lee as an Independent Non Executive Director with effect from 1st April 2005 - released on 4th April 2005; and

3. public announcement in relation to the ceasation of Mr Michael Wong Kuan Lee as a member of the Audit Committee with effect from 1st April 2005 - released on 4th April 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. 1-212 571 3050/ 3051/ 3052

lmp/rh/SC-ADR-Announcement/hd

File No. 82-4968



Form Version 2.0

Change in Audit Committee

Submitted by S DARBY on 04/04/2005 05:47:31 PM
Reference No SD-050404-51071

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Date of change	:	01/04/2005
* Type of change	:	Cessation
* Designation	:	Member of Audit Committee
* Directorate	:	○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Michael Wong Kuan Lee
* Age	:	66
* Nationality	:	Malaysian
* Qualifications	:	Not Applicable
* Working experience and occupation	:	Not Applicable
* Directorship of public companies (if any)	:	Not Applicable
* Family relationship with any director and/or major shareholder of the listed issuer	:	none
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	none
* Composition of Audit Committee (Name and Directorate of members after change)	:	Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Independent & Non Executive)/Chairman Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali (Non Executive) Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (Non Executive) Datuk Khatijah binti Ahmad (Non Executive)
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● Yes ○ No

Remarks :

Mr. Michael Wong stepped down as member of the Audit Committee of the Board consequent upon his resignation as a Director of Sime Darby Berhad on 1st April 2005.

File No. 82-4968



Form Version 2.0

Change in Boardroom

Submitted by S DARBY on 04/04/2005 05:47:31 PM
Reference No SD-050404-48764

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Date of change	:	01/04/2005
* Type of change	:	Resignation
* Designation	:	Director
* Directorate	:	○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Michael Wong Kuan Lee
* Age	:	66
* Nationality	:	Malaysian
* Qualifications	:	Not Applicable
* Working experience and occupation	:	Not Applicable
* Directorship of public companies (if any)	:	Not Applicable
* Family relationship with any director and/or major shareholder of the listed issuer	:	none
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	none
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● Yes ○ No

Remarks :

Mr. Michael Wong's appointment to the Audit Committee, Remuneration Committee and Nomination Committee of the Board of Sime Darby Berhad had consequently ceased with effect from 1st April 2005.

File No. 82-4968



Form Version 2.0

General Announcement

Reference No MM-050329-58872

Submitting Merchant Bank (if applicable)	:	**AmMerchant Bank Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Tan Keng Lin / Goh Lee Sean**
* Designation	:	**Director / Associate Director**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")

THE PROPOSED SCHEME OF ARRANGEMENT BETWEEN SIME DARBY, TRACTORS MALAYSIA HOLDINGS BERHAD ("TRACTORS") AND THE STOCKHOLDERS OF TRACTORS OTHER THAN SIME DARBY UNDER SECTION 176 OF THE COMPANIES ACT, 1965 TO PRIVATISE TRACTORS ("PROPOSED SOA")

* **Contents :-**

This announcement is dated 29 March 2005.

1. **INTRODUCTION**

On behalf of the Board of Directors (**"Board"**) of Sime Darby, AmMerchant Bank Berhad (**"AmMerchant Bank"**) wishes to announce that Sime Darby proposes to consolidate and streamline its heavy equipment and automotive businesses. To facilitate the proposed restructuring within the Sime Darby Group, it is proposed that Tractors be privatised through a proposed scheme of arrangement (**"Proposed SOA"**). As at the date of this announcement, Sime Darby's equity interest in Tractors is 71.74%. Upon the completion of the Proposed SOA, Tractors will become a wholly owned subsidiary of Sime Darby.

The Proposed SOA is a scheme of arrangement between Tractors, Sime Darby and the stockholders of Tractors other than Sime Darby (**"Tractors Minority Stockholders"**) pursuant to Section 176 of the Companies Act, 1965 (**"Companies Act"**).

The Proposed SOA entails Sime Darby acquiring 28.26% interest in Tractors at a settlement price of RM317 million or RM3.46 per ordinary stock of RM0.50 each in Tractors (**"Tractors Stock"**).

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

File No. 82-4968

2. PROPOSED SOA

2.1 Details of the Proposed SOA

The Proposed SOA comprises the following:-

(a) Pursuant to Sections 64 and 176 of the Companies Act, the authorised share capital of Tractors of RM300,000,000 divided into 600,000,000 ordinary stocks of RM0.50 each , of which 324,000,000 Tractors Stocks have been issued and are fully paid-up, shall be reduced to RM254,219,524.50 divided into 508,439,049 Tractors Stocks by the cancellation of 91,560,951 issued and paid-up Tractors Stocks held by the Tractors Minority Stockholders (" **Minority Tractors Stocks"**);

(b) Pursuant to Section 176 of the Companies Act, forthwith and contingent upon such reduction of capital taking effect:-

   (i) The authorised share capital of Tractors shall be increased to its former amount of RM300,000,000 divided into 600,000,000 Tractors Stocks by the creation of 91,560,951 new unissued Tractors Stocks;

   (ii) The credit of RM45,780,475.50 arising from the cancellation of the Minority Tractors Stocks under paragraph (a) above will be applied in paying up in full at par 91,560,951 new Tractors Stocks which will then be allotted and issued by Tractors, credited as fully paid-up, to Sime Darby or its nominees and thereupon Tractors shall become a wholly-owned subsidiary of Sime Darby;

(c) Pursuant to Section 176 of the Companies Act, in consideration for the 91,560,951 new Tractors Stocks credited as fully paid-up to Sime Darby or its nominees pursuant to the credit arising from the cancellation of the Minority Tractors Stocks, and on the basis that each Minority Tractors Stock shall be valued at RM3.46, the Tractors Minority Stockholders may, by notice in writing **("Election Notice")** addressed to and served on Tractors within the election period to be determined later **("Election Period")**, elect to either:-

   (i) Accept a cash sum of RM3.46 to be paid by Sime Darby for each Tractors Stock previously held by the Tractors Minority Stockholders **("Cash Option")**; or

   (ii) Accept new ordinary shares of RM0.50 each in Sime Darby **("Sime Darby Shares")** to be issued at an issue price of RM5.87 per Sime Darby Share credited as fully paid-up. The number of new Sime Darby shares which the Tractors Minority Stockholders are entitled (" **Share Entitlement")** will be determined based on a value of RM3.46 per Tractors Stock provided that only board lots of 100 new Sime Darby Shares will be issued with odd lots or fractional entitlements of new Sime Darby Shares resulting from the Share Entitlement being satisfied in cash **("Share Option")**; and

   (iii) Any Tractors Minority Stockholders who fail to send the Election Notice upon the expiry of the Election Period shall be deemed to have elected for the Cash Option; and

(d) Tractors shall thereafter be de-listed from the Main Board of Bursa Malaysia Securities Berhad **("Bursa Securities")** in accordance with the listing requirements of Bursa Securities.

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group, Jalan Raja Chulan, P.O. Box 10233 Kuala Lumpur.

2.2 Information on Sime Darby

Sime Darby was incorporated in Malaysia under the Companies Act on 11 September 1978 as a public limited company under the name of Sime Darby Holdings Berhad. It subsequently assumed its present name on 30 June 1979. Sime Darby was listed on the Main Board of Bursa Securities on 28 December 1979.

Sime Darby is principally an investment holding company. It also engages in the trading and marketing of commodities and provides management services to its subsidiary companies. The principal activities of the Sime Darby Group are plantations, energy and engineering services, heavy equipment and motor vehicle distribution, and property development.

As at 2 March 2005, the authorised share capital of Sime Darby was RM1,500,000,000 comprising 3,000,000,000 Shares, of which 2,387,708,074 Shares have been issued and are fully paid-up. For the financial year ended 30 June 2004, Sime Darby achieved an audited consolidated profit after tax and minority interests ("**PAT**") of RM918.7 million. Its audited consolidated net tangible assets (**"NTA"**) as at 30 June 2004 was RM8,354.8 million. For the 6 months ended 31 December 2004, Sime Darby achieved an unaudited consolidated PAT of RM289.6 million and its unaudited consolidated NTA as at 31 December 2004 was RM7,795.2 million.

The directors of Sime Darby are Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid, Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya, Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid, Tan Sri Abu Talib bin Othman, Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali, Datuk Khatijah binti Ahmad, Dr. David Li Kwok Po, Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali, Michael Wong Kuan Lee and Michael Wong Pakshong.

The substantial shareholders of Sime Darby and their respective shareholdings in Sime Darby according to Sime Darby's Register of Substantial Shareholders as at 2 March 2005 are set out in the table below:-

Substantial Shareholder	Direct		Indirect	
	No. of Shares	%	No. of Shares	%
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	874,828,132	36.64	-	-
Employees Provident Fund Board ("EPF")	337,748,605	14.15	-	-

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P. O. Box 10233
50708 Kuala Lumpur.

2.3 Information on Tractors

Tractors was incorporated in Malaysia under the Companies Act on 21 December 1965. It was listed on the Main Board of Bursa Securities on 15 July 1968.

Tractors and its subsidiary companies (**"Tractors Group"**) are involved in the import, assembly and distribution of world-renowned brands of heavy equipment and motor vehicles. The Tractors Group also provides specialised technical services to the oil and gas and power sectors in Malaysia. The Heavy Equipment Division carries out the sales, rental, distribution and support of Caterpillar heavy equipment, New Holland agricultural machinery and other related brands such as Kawasaki and Sakai. Its business operations also cover equipment financing, manufacturing and other services. The Motor Division imports, assembles and markets a comprehensive range of passenger and commercial vehicles through its association with BMW, Land Rover and Ford.

As at 2 March 2005, the authorised share capital of Tractors was RM300,000,000 comprising 600,000,000 Stocks, of which 324,000,000 Stocks have been issued and are fully paid-up.

For the financial year ended 30 June 2004, Tractors achieved an audited consolidated PAT of RM56.2 million. Its audited consolidated NTA as at 30 June 2004 was RM712.3 million. For the 6 months ended 31 December 2004, Tractors achieved an unaudited consolidated PAT of RM29.6 million and its unaudited consolidated NTA as at 31 December 2004 was RM719.4 million.

The directors of Tractors are Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya, Azhar bin Abdul Hamid, Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid, Sekhar Krishnan, Tengku Datuk Seri Ahmad Shah Alhaj ibni Almarhum Sultan Salahuddin Abdul Aziz Shah Alhaj, Chin Kwai Yoong, Michael Wong Kuan Lee, Tan Sri Datuk Amar (Dr) Tommy bin Bugo @ Hamid bin Bugo and Yip Jon Khiam.

The substantial stockholders of Tractors and their respective stockholdings in Tractors according to Tractors' Register of Substantial Stockholders as at 14 February 2005 are set out in the table below:-

Substantial Stockholders	No. of Stocks	%
Sime Darby	232,439,049	71.74
EPF	17,531,294	5.41

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

2.4 Basis of Arriving at the Proposed Purchase Consideration and the Issue Price of New Sime Darby Shares

The proposed purchase consideration of RM3.46 per Minority Tractors Stock or RM317 million for the Proposed SOA was arrived at after taking into consideration, amongst others, the NTA, earnings and prospects of Tractors.

As at 30 June 2004, the audited consolidated NTA per Stock of Tractors was RM2.20 and the audited consolidated PAT of Tractors for the financial year ended 30 June 2004 was RM56.2 million.

As at 31 December 2004, the unaudited consolidated NTA per Stock of Tractors was RM2.22 and the unaudited consolidated PAT of Tractors for the 6 months ended 31 December 2004 was RM29.6 million.

Therefore, the proposed purchase consideration represents the following:-

(a) A premium of RM1.26 per Tractors Stock or 57.3% over the audited consolidated NTA of Tractors as at 30 June 2004 of RM2.20; and

(b) A premium of RM 1.24 per Tractors Stock or 55.9% over the unaudited consolidated NTA of Tractors as at 31 December 2004 of RM2.22.

In addition, the proposed purchase consideration of RM3.46 per Minority Tractors Stock represents a premium of RM0.99 (40.0%) over the 5-day volume weighted average price **("VWAP")** of Tractors Stocks as traded on Bursa Securities from 17 March 2005 to 23 March 2005 (being the last full trading day of Tractors Stocks preceding the date of this announcement and the suspension of Tractors Stocks) of RM2.47 .

The proposed issue price of Sime Darby Shares of RM5.87 was determined after taking into consideration the 5-day VWAP of Sime Darby Shares as traded on Bursa Securities from 17 March 2005 to 23 March 2005 (being the last full trading day of Sime Darby Shares preceding the date of this announcement and the suspension of Sime Darby Shares) of RM5.87.

2.5 Ranking of the New Sime Darby Shares

The new Sime Darby Shares to be issued pursuant to the Proposed SOA shall, upon allotment and issue, rank pari passu in all respects with the existing Sime Darby Shares save and except that the holders of such new Sime Darby Shares shall not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of issue and listing of such new Sime Darby Shares.

2.6 Listing of the New Sime Darby Shares

The Company will make an application to Bursa Securities for the listing of and quotation for the new Sime Darby Shares to be issued pursuant to the Proposed SOA.

2.7 Source of Funding

The cash payable by Sime Darby pursuant to the Proposed SOA will be funded from internally generated funds and/or borrowings. The actual quantum of cash payable is dependent on the consideration options elected by the Tractors Minority Stockholders. Assuming all the Tractors Minority Stockholders elect for the Cash Option, the maximum cash payable by Sime Darby will be approximately RM317 million.

2.8 Assumption of Liabilities

Pursuant to the Proposed SOA, Sime Darby will not be assuming any liability other than funding the cash payments to be made pursuant to the Cash Option and, where odd lots or fractional entitlements arise, under the Share Option.

3. RATIONALE

The Proposed SOA is expected to provide greater flexibility in the restructuring, consolidation and streamlining of the Group's automotive and heavy equipment businesses. Currently, the Group's motor and heavy equipment divisions are fragmented with various franchises and dealerships held by different subsidiaries, including Tractors. The restructuring is expected to result in a more focused regional strategy for the motor and heavy equipment divisions within the Sime Darby Group.

4. EFFECTS OF THE proposED SOA

The effects of the Proposed SOA on Sime Darby depend on the form of consideration elected by the Tractors Minority Stockholders. For illustrative purposes, we have assumed the following 2 scenarios:-

Scenario 1: Assuming that all the Tractors Minority Stockholders elect the Cash Option.

Scenario 2: Assuming that all the Tractors Minority Stockholders elect the Share Option. New Sime Darby shares will be issued at an issue price of RM5.87 per Sime Darby Share credited as fully paid-up. The Share Entitlement will be determined based on a value of RM3.46 per Tractors Stock provided that only board lots of 100 new Sime Darby Shares will be issued with odd lots or fractional entitlements of new Sime Darby Shares resulting from the Share Entitlement being satisfied in cash.

4.1 Share Capital

The Proposed SOA will not have any effect on the issued and paid-up share capital of Sime Darby under Scenario 1.

The effects of the Proposed SOA on the issued and paid-up share capital of Sime Darby pursuant to Scenario 2 are set out Table 1.

4.2 Group Structure

The group structure of Sime Darby before and after the Proposed SOA is as follows:-

<u>Existing</u>


Sime Darby
71.74%
Tractors

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

After Proposed SOA


Sime Darby
100%
Tractors

4.3 Substantial Shareholders

The Proposed SOA will not have any effect on the shareholdings of Sime Darby's substantial shareholders under Scenario 1.

The effects of the Proposed SOA on the shareholdings of Sime Darby's substantial shareholders pursuant to Scenario 2 are set out in Table 2.

4.4 NTA and Gearing

Based on the audited consolidated financial statements of Sime Darby as at 30 June 2004, the pro-forma effects on the consolidated NTA per Share and gearing position of Sime Darby are set out in Tables 3 and 4.

4.5 Earnings

The Proposed SOA will not have any material impact on the consolidated PAT of the Sime Darby Group for the financial year ending 30 June 2005.

4.6 Dividend

The Proposed SOA will not have any material impact on the dividend policy of Sime Darby.

5. PROSPECTS AND RISKS

Tractors is currently a subsidiary of Sime Darby, which holds 71.74% of Tractors' issued and paid-up capital. The Proposed SOA will increase Sime Darby's stake in Tractors, resulting in Tractors becoming a 100% owned subsidiary of Sime Darby. As such, the prospects and risks of Tractors' business to Sime Darby are not expected to change materially. Going forward, the consolidated motor and heavy equipment businesses are expected to generate better returns for the Group.

AmMerchant Bank Berhad (23742-V)
21st-23rd Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

To the best knowledge of the directors of Sime Darby, save as disclosed below, none of the directors or substantial shareholders of Sime Darby or any other persons connected with them has any interest, direct or indirect, in the Proposed SOA.

6.1 Directors

The following directors of Sime Darby have directorships in Tractors (**"Common Directors"**):-

(a) Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya, the Independent Non-Executive Deputy Chairman of Sime Darby, is also the Independent Non-Executive Chairman of Tractors;

(b) Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid (**"Dato' Zubir"**), an Executive Director and the Group Chief Executive of Sime Darby, is also a Non-Independent Non-Executive Director of Tractors; and

(c) Mr. Michael Wong Kuan Lee is an Independent Non-Executive Director of Sime Darby and Tractors.

Save as disclosed below, as at 2 March 2005, none of the directors of Sime Darby holds any Shares in Sime Darby. Also, none of the directors of Sime Darby has any equity interest in Tractors.

Director	No. of Shares	%
Datuk Khatijah binti Ahmad	10,000	*
Michael Wong Pakshong	65,000	*

* *Negligible*

6.2 Substantial Shareholders

EPF, a substantial shareholder of Sime Darby, also holds a substantial interest in Tractors.

Pursuant to Practice Note 14/2002 of the Listing Requirements of Bursa Securities, the Proposed SOA is not deemed a related party transaction. Accordingly, the Common Directors are not prohibited from deliberating and voting on matters pertaining to the Proposed SOA at Board meetings of Sime Darby. However, the Common Directors have voluntarily abstained and will continue to abstain from deliberating and voting on matters pertaining to the Proposed SOA at Board meetings of Sime Darby.

Similarly, EPF is not prohibited from voting on all resolutions pertaining to the Proposed SOA at the court–convened meeting of the Tractors Minority Stockholders and Extraordinary General Meeting (**"EGM"**) of Tractors.

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

7. APPROVALS REQUIRED

The Proposed SOA is subject to the approvals of the following:-

(a) The Securities Commission ("**SC**") for the Proposed SOA;

(b) The Foreign Investment Committee for the Proposed SOA;

(c) The Ministry of International Trade and Industry for the Proposed SOA;

(d) Bursa Securities for the listing of and quotation for the new Sime Darby Shares to be issued pursuant to the Share Option;

(e) The Tractors Minority Stockholders for the Proposed SOA at the court-convened meeting of the Tractors Minority Stockholders;

(f) The Tractors Minority Stockholders for the Proposed SOA at an EGM of Tractors. Sime Darby will abstain from voting on all resolutions pertaining to the Proposed SOA at the EGM of Tractors in respect of its substantial shareholding in Tractors;

(g) The High Court of Malaya under Sections 64 and 176 of the Companies Act in respect of the Proposed SOA; and

(h) Any other relevant authorities or parties.

The approval of the shareholders of Sime Darby for issuance of new Sime Darby Shares has been obtained pursuant to the authority of Section 132D of the Companies Act at Sime Darby's 26th Annual General Meeting on 4 November 2004.

8. ESTIMATED TIMEFRAME FOR COMPLETION OF PROPOSED SOA

Applications for the Proposed SOA will be submitted to the authorities within 3 months from this announcement. Barring any unforeseen circumstances, the Proposed SOA is expected to be completed during the financial year ending 30 June 2006.

9. DIRECTORS' STATEMENT

The Board of Sime Darby, after having considered all aspects of the Proposed SOA, is of the opinion that the Proposed SOA is in the long term interests of the Sime Darby Group.

10. DEPARTURE FROM SC'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES

The Board of Sime Darby is not aware of any departure from the SC's Policies and Guidelines on Issue/Offer of Securities in undertaking the Proposed SOA.

11. ADVISER

AmMerchant Bank has been appointed as Adviser to the Company for the Proposed SOA.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



SIME DARBY Tables.DC

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

File No. 82-4968

SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")

– THE PROPOSED SCHEME OF ARRANGEMENT BETWEEN SIME DARBY, TRACTORS MALAYSIA HOLDINGS BERHAD ("TRACTORS") AND THE STOCKHOLDERS OF TRACTORS OTHER THAN SIME DARBY UNDER SECTION 176 OF THE COMPANIES ACT, 1965 TO PRIVATISE TRACTORS ("PROPOSED SOA")

TABLES

Share Capital

Table 1 - Scenario 2 : Share Option

	No. of Shares 'mil	Amount RM'mil
Existing as at 02.03.2005	2,388	1,194
To be issued pursuant to the Proposed SOA	46	23
Total enlarged issued and paid-up share capital	2,434	1,217

Substantial Shareholders

Table 2 - Scenario 2 : Share Option

Shareholder	As at 02.03.2005		After Proposed SOA	
	No. of Shares 'mil	%	No. of Shares 'mil	%
Amanah Saham Bumiputera	875	36.64%	875	35.95%
EPF	338	14.15%	346	14.20%

NTA and Gearing

Table 3 - Scenario 1 : Cash Option

	Audited as at 30.06.2004 RM'mil	After Proposed SOA RM'mil
Share capital	1,178	1,178
Share premium	2,515	2,515
Revaluation reserves	76	76
Capital reserves	209	209
Exchange reserves	621	621
Retained profits	3,826	3,710
Shareholders' funds	8,425	8,309
Less: Intangibles	(70)	(70)
NTA	8,355	8,239
No. of Shares (mil)	2,356	2,356
NTA per Share (RM)	3.55	3.50
Total borrowings	2,371	2,688
Gearing (times)	0.28	0.32

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

Table 4 - Scenario 2 : Share Option

	Audited as at 30.06.2004 RM'000	After Proposed SOA RM'000
Share capital	1,178	1,201
Share premium	2,515	2,761
Revaluation reserves	76	76
Capital reserves	209	209
Exchange reserves	621	621
Retained profits	3,826	3,710
Shareholders' funds	8,425	8,578
Less: Intangibles	(70)	(70)
NTA	8,355	8,508
No. of Shares (mil)	2,356	2,401
NTA per Share (RM)	3.55	3.54
Total borrowings	2,371	2,419
Gearing (times)	0.28	0.28

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.